UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 13, 2023, Kazia Therapeutics Limited (the “Company”) filed a release with the Australian Securities Exchange (“ASX”), as required by the laws and regulations of Australia, updating the Shareholders about the ASX de-listing process. The announcement and the Shareholder Communication Letter are both furnished herewith as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K. A copy of the ADS Conversion Facility Election Form is available on the Company’s website.

EXHIBIT LIST

Exhibit	Description

99.1	Shareholder Communication Announcement of Kazia Therapeutics Limited dated October 13, 2023

99.2	Shareholder Communication Letter of Kazia Therapeutics Limited dated October 13, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: October 13, 2023